Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Reports Independent NI 43-101 Resource at Madsen
     Mine

     <<
           "Indicated Resource of 928,000 Ounces at 8.93 g/tonne and
             Inferred Resource of 328,000 Ounces at 11.74 g/tonne"

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Dec. 7 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
today provided an independent mineral resource statement from its 100% owned and operated advanced exploration project at Madsen in Red Lake, Ontario. The
10,000 acre property is equipped with a 4,125 foot shaft, 500 tonne per day mill and tailings pond, all of which are fully permitted.
     The Madsen Gold Mine, located in the town of Madsen, is approximately ten kilometers from the town of Red Lake, Ontario and is one of the highest grade gold districts in the world. The Madsen Mine was the third largest gold producer in the Red Lake camp behind the Campbell and Dickenson Mines with a total of 2.45 million ounces gold produced over its 38 year mine life.
     Claude Resources commissioned SRK Consulting (Canada) Inc. (SRK), to prepare an independent mineral resource evaluation and Technical Report for the Madsen Gold Mine prepared following the Canadian Securities Administrators
National Instrument 43-101 guidelines. This mineral resource evaluation is based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling over a period of
20 months. Resource evaluation was undertaken in October and November 2009 for four separate zones, Austin, South Austin, McVeigh and Zone 8, that comprise the Madsen Gold Mine. The mineral resource statement reported herein is the culmination of that work.
     "The successful integration of our Phase I underground drilling with historic drilling and mining data to generate this geological model and resource estimate is a major milestone for the Madsen Project and Claude
Resources," stated Brian Skanderbeg, Vice-President Exploration. "Our geological understanding of the Madsen system has improved immensely through this process and will guide future underground and surface exploration at
Madsen and in the Red Lake belt."
     Dewatering of the Madsen mine is on-going and currently 137 feet above the 16th level. Rehabilitation of the 16th level and the establishment of diamond drill chambers in support of Phase II underground drilling are expected to be completed by the second half of 2010.

     <<
     Table 1: Consolidated Mineral Resource Statement(x) for Madsen Mine,
     Ontario.
     -------------------------------------------------------------------------
                                                            Grade
     Resource                                       Grade    (oz/   Contained
      Class           Zone                Tonnage    (g/t)    ton)   Gold (oz)
     -------------------------------------------------------------------------
     Indicated      Austin              1,677,000    7.92    0.23     427,000
                    South Austin          850,000    9.32    0.27     254,000
                    McVeigh               374,000    9.59    0.28     115,000
                    Zone 8                335,000   12.21    0.36     132,000
                   -----------------------------------------------------------
                                 Total  3,236,000    8.93    0.26     928,000
     -------------------------------------------------------------------------
     Inferred      Austin                108,000    6.30    0.18      53,000
                    South Austin          259,000    8.45    0.25      70,000
                    McVeigh               104,000    6.11    0.18      20,000
                    Zone 8                317,000   18.14    0.53     185,000
                   -----------------------------------------------------------
                                 Total    788,000   11.74    0.34     328,000

     (x) Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on US$1,000 per troy ounce gold and gold metallurgical recoveries of 94 percent.
     >>

     Neil McMillan, President and CEO of Claude Resources stated, "With the support of a major rise in gold price, strong working capital, improving economics at our Seabee Project and a significantly expanded resource base at
Madsen, Claude is well positioned to execute on its strategy of discovering, developing and producing gold in established belts proximal to existing infrastructure."

     <<
     (x) Footnotes to the Mineral Resource Statement:

     -  Mineral resources for the Madsen Gold Mine are reported at a cut-off grade of 5.0 grams of gold per tonne considering that this material is amenable for underground extraction, a gold price of US$1,000 per ounce and a gold metallurgical recovery of 94 percent. Resource numbers are rounded to reflect uncertainty. The effective date of the mineral resource statement is November 30, 2009.

     -  Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.
        The resource evaluation work was completed by a team of four resource geologists under the supervision Glen Cole, P.Geo, a full time employee of SRK. Mr. Cole has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by National Instrument 43-101.

     -  The mineral resources reported herein have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with Canadian Securities Administrators' National
        Instrument 43-101.

     -  The construction of the Madsen mineral resource model was the product of collaboration between Claude and SRK staff. The digitization of historical exploration and mining data was initiated in February 2008 and compiled a digital database containing 13,617 boreholes (808,350 meters), 24,582 survey, 182,197 lithology and 550,687 assay table records that comprise the historical exploration dataset. Rigorous quality control and validation of the historic dataset was completed by Claude Resources. The database also includes recent drilling information in Zone 8 to September 27, 2009. SRK audited the procedure and visited the site and is of the opinion the data are reliable for the purpose of resource estimation. Historical data was captured in imperial format and then converted to metric to be consistent with recent underground drilling data. Recent drilling in Zone 8, included in the aforementioned numbers, as at September 27, 2009 was also included in the resource calculation.

     -  The historic tonnage factor used at Madsen was 11.25 cubic feet per ton. Limited recent specific gravity measurements available from the
        Austin and Zone 8 suggest that 2.84 kg/m(3) (11.25 cubic feet per ton)
        is an appropriate value to apply for the Austin, South Austin, McVeigh and Zone 8 domains.

     -  SRK was engaged in March 2008 to provide ongoing technical support to the digitization process leading to the evaluation of mineral resources reported herein. Mineral resources were estimated using a geostatistical block modeling approach constrained by mineralization wireframes. Block size was set at cubes 5 meters in size except for
        Zone 8 where the vertical dimension of the block was set at 2 meters.
        Underground excavations were removed from modeled blocks. Block gold grade was estimated by ordinary kriging from sourced capped composite data. Search neighbourhood and estimation parameters were adjusted based on variography results. Two estimation runs were completed and grade estimates verified using other estimators. The mineral resource model was validated visually on section by section and elevation by elevation basis. Quantile-quantile plots comparing resource block and capped composite data show the usual smoothing effect of kriging particularly at higher grades, but confirm that the block model is representative of the informing data.

     -  Various generations and types of intrusive material intercept the gold mineralized zones. Uncertainty in regard to the spatial continuity of this intrusive material has prevented its extent to be modeled in 3D.
        Claude and SRK have proposed that the most accurate method of estimating the dike volume in the resource model is to estimate the dike percentage per resource block geostatistically. SRK has estimated the dike percentages per resource block using a geostatistical approach, applying the inverse distance squared estimator and search criteria derived from variography of the dike material. Intrusive material has been excluded from input composites with the estimated volume removed from the final resource block estimate. SRK regard the impact of dike material to be low in Zone 8 and consequently no attempt was made to discount the model for dykes.

     -  Analysis of the cumulative probability plots for individual resource zones determined that capping of high-grade assays to limit their influence during grade estimation was necessary. Probability analysis was completed on individual resource domains with capping values ranging from 95th to 99th percentile. All available underground chip sampling data was captured for the Zone 8.

     Table 2: Capping values used for the resource domains.
     ------------------------------------------------------------------------
                         Capping value                       Capping value
     Zone      Domain      (g/tonne)     Zone      Domain      (g/tonne)
     ------------------------------------------------------------------------
     Austin      HG1          100                    HG1           25
                 HG2           70                    HG2           60
                 HG3           60        South       HG3           28
                 HG4           16        Austin      FW1          125
                 LG            30                    FW2           30
     ------------------------------------
     McVeigh     HG1          150                  Finger          12
                 HG2           70                   Main           35
                                         ------------------------------------
                 LG             8        8 Zone                    55
     ------------------------------------------------------------------------

     -  Historic practice at Madsen was to log the presence of visible gold but to not sample the interval. Out of the 4,405 composite chip samples, 318 samples were coded "VG" for "visible gold". The 3,329 samples for which the location and grade are known with confidence were used to determine the grade to assign to the unsampled VG intervals. The 3,329 sample subset was filtered to gold grades greater than 1 g/tonne and based on the 85th percentile, a value of 40 g/tonne was selected to represent all 'VG' samples.

     -  Historic Madsen stopes are filled with either unconsolidated waste rock and/or unconsolidated tailings. Based on historic mining widths and geotechnical analysis a pillar width around stopes of 15 feet for the Austin and McVeigh, 10 feet for the South Austin and 0 feet for the Zone 8 were utilized. Within Zone 8, ore grade and valuation were deemed to be sufficient to justify modified mining techniques to allow for full recovery in proximity to historic stopes.

     -  The impact of the following variables were assessed: resource classification, cut-off grade, resource estimator, percent dike modeling and size of geotechnical pillar were evaluated to support the preparation of the Mineral Resource Statement. The mineral resources are sensitive to the selection of the cut-off grade and the size of the geotechnical buffer around mined out areas.

     -  A Technical Report supporting the Mineral Resource Statement will be filed on SEDAR (www.sedar.com) within 45 days.
     >>

     A team of Claude Resource and SRK personnel was involved in the preparation of the Mineral Resource Statement for the Madsen Gold Mine,
including Brian Skanderbeg (P. Geo) , Dave Laudrum (P. Geo) and Phil Ng (P.
Eng) of Claude Resources; and Glen Cole (P. Geo) of SRK. All data considered for resource evaluation was reviewed by SRK, with Glen Cole (P. Geo) assuming professional responsibility on behalf of the SRK team for the mineral resource statement reported herein. Mr. Cole has reviewed the content of this Media
Release.
     Claude's exploration program is managed by Exploration Manager, Dave
Laudrum, P. Geo., Qualified Person within the meaning of National Instrument
43-101. Brian Skanderbeg, P. Geo., is the Qualified Person for Claude
Resources for the project. The Company has implemented a rigorous QA/QC program to ensure best practices in sampling and analysis of drill core. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     <<
     Table 3: Detailed Mineral Resource Statement(x) for the Madsen Mine,
     Red Lake, Ontario.
     -------------------------------------------------------------------------
                                                            Grade
                                                    Grade    Gold
     Resource                                        Gold    (oz/   Contained
     Classification   Zone     Domain     Tonnage    (g/t)    ton)   Gold (oz)
     -------------------------------------------------------------------------
     Indicated      Austin        HG1     666,000    8.42    0.25     180,000
                                  HG2     678,000    7.74    0.23     169,000
                                  HG3     319,000    7.37    0.21      76,000
                                  HG4      15,000    6.08    0.18       3,000
                            Sub Total   1,677,000    7.92    0.23     427,000
                   -----------------------------------------------------------
                    South
                    Austin        HG1      68,000   13.46    0.39      29,000
                                  HG2     586,000    8.65    0.25     163,000
                                  HG3      48,000    7.72    0.23      12,000
                                  FW1     115,000   11.63    0.34      43,000
                                  FW2      27,000    6.98    0.20       6,000
                               Finger       5,000    5.96    0.17       1,000
                            Sub Total     850,000    9.32    0.27     254,000
                   -----------------------------------------------------------
                    McVeigh       HG1     307,000   10.05    0.29      99,000
                                  HG2      67,000    7.48    0.22      16,000
                            Sub Total     374,000    9.59    0.28     115,000
                   -----------------------------------------------------------
                    Zone 8   Combined     335,000   12.21    0.36     132,000
                            Sub Total     335,000   12.21    0.36     132,000
                   -----------------------------------------------------------
                                Total   3,236,000    8.93    0.26     928,000
     -------------------------------------------------------------------------
     Inferred       Austin        HG2       8,000    8.75    0.26       2,000
                                  HG3      16,000    5.94    0.17       3,000
                                  HG4       8,000    6.40    0.19       2,000
                                   LG      76,000    6.11    0.18      46,000
                            Sub Total     108,000    6.30    0.18      53,000
                   -----------------------------------------------------------
                    South
                    Austin       Main     232,000    8.50    0.25      63,000
                               Finger      27,000    8.01    0.23       7,000
                            Sub Total     259,000    8.45    0.25      70,000
                   -----------------------------------------------------------
                    McVeigh       HG1      46,000    6.72    0.20      10,000
                                   LG      58,000    5.63    0.16      11,000
                            Sub Total     104,000    6.11    0.18      20,000
                   -----------------------------------------------------------
                    Zone 8   Combined     317,000   18.14    0.53     185,000
                            Sub Total     317,000   18.14    0.53     185,000
                   -----------------------------------------------------------
                                Total     788,000   11.74    0.34     328,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on US$1,000 per troy ounce gold and gold metallurgical recoveries of 94 percent
     >>

     Cautionary Note Regarding Forward-Looking Information

     This document contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
     Cautionary note to US investors concerning resource estimate: The resource estimates in this document were prepared in accordance with National
Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, P.Geo, Vice President of
Exploration, Phone: (306) 668-7505 Or Philip Ng, P. Eng, Vice President of
Mining, Phone: (306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:30e 07-DEC-09